Exhibit 99.1

Big Tree Cloud Holdings Limited Announces Filing of Annual Report on Form 20-F for Fiscal Year 2025

SHENZHEN, China, Oct. 30, 2025 /PRNewswire/ -- Big Tree Cloud Holdings Limited (“Big Tree Cloud” or the “Company”) (NASDAQ: DSY) (NASDAQ: DSYWW), a capital platform enterprise rooted in China's personal care industry, today announced that it filed its annual report on Form 20-F for the fiscal year ended June 30, 2025 with the U.S. Securities and Exchange Commission (“SEC”) on October 30, 2025. The annual report can be accessed on Big Tree Cloud’s website at https://www.bigtreecloud.net and https://ir.bigtreeclouds.com, as well as the SEC’s website at http://www.sec.gov. Big Tree Cloud will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders upon request.

About Big Tree Cloud

Big Tree Cloud is positioned as the international capital platform, takes the integration and investment in China’s personal care industry as its core business direction. To learn more about the Company, please visit its corporate website at https://www.bigtreecloud.net.

Forward-Looking Statements

Forward-looking statements generally relate to future events or Big Tree Cloud's future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “hould,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Big Tree Cloud's expectations, strategy, priorities, plans or intentions. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks discussed in our reports filed or furnished to the SEC. Big Tree Cloud cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Big Tree Cloud does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Investor Relations Contact

Ting Yan

Phone: +86 15986815865

Email: yanting@bigtreeclouds.com

SOURCE Big Tree Cloud Holdings Limited